SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 1)(1)


                            ELECTRIC FUEL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   284871 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

MIRIAM TOLEDANO, IES ELECTRONIC INDUSTRIES LTD., 32 BEN-GURION STREET, RAMAT-GAN
                          52573, ISRAEL +972-3-753-0755
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 AUGUST 2, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page  1  of 14 Pages
                                     --    --

CUSIP NO. 284871 10 0                  13D                    PAGE 2 OF 14 PAGES
---------------------                  ---                         -    --

--------------------------------------------------------------------------------
|  1.  |  NAMES OF  REPORTING  PERSONS
|      |  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
|      |  IES  ELECTRONIC INDUSTRIES USA INC., IRS  # 84-1334089
--------------------------------------------------------------------------------
|  2.  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
|      |                                                                 (a) [X]
|      |                                                                 (b) [ ]
--------------------------------------------------------------------------------
|  3.  |  SEC  USE  ONLY
|      |
--------------------------------------------------------------------------------
|  4.  |  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)            OO
|      |
--------------------------------------------------------------------------------
|  5.  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
|      |  PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
|  6.  |  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION          DELEWARE, USA
--------------------------------------------------------------------------------
 NUMBER OF    |    |
  SHARES      | 7. |   SOLE VOTING POWER                          0
BENEFICIALLY  |-----------------------------------------------------------------
 OWNED BY     | 8. |   SHARED VOTING POWER                        3,250,000
   EACH       |-----------------------------------------------------------------
 REPORTING    | 9. |   SOLE DISPOSITIVE POWER                     0
  PERSON      |-----------------------------------------------------------------
  WITH        | 10.|   SHARED DISPOSITIVE POWER                   3,250,000
--------------------------------------------------------------------------------
| 11.  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |                                                               3,250,000
--------------------------------------------------------------------------------
| 12.  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
|      |  CERTAIN SHARES (SEE INSTRUCTIONS)                            [ ]
--------------------------------------------------------------------------------
| 13.  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       9.37%
--------------------------------------------------------------------------------
| 14.  |  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)           CO
--------------------------------------------------------------------------------

CUSIP NO. 284871 10 0                  13D                    PAGE 3 OF 14 PAGES
---------------------                  ---                         -    --


--------------------------------------------------------------------------------
|  1.  |  NAMES  OF  REPORTING  PERSONS
|      |  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
|      |  IES Interactive Ltd., an Israeli Company.
--------------------------------------------------------------------------------
|  2.  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
|      |                                                                 (a) [X]
|      |                                                                 (b) [ ]
--------------------------------------------------------------------------------
|  3.  |  SEC  USE  ONLY
|      |
--------------------------------------------------------------------------------
|  4.  |  SOURCE OF FUNDS (SEE INSTRUCTIONS)
|      |                                                    OO
--------------------------------------------------------------------------------
|  5.  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
|      |  PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
|  6.  |  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION          RAMAT-GAN, ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF    |    |
  SHARES      | 7. |   SOLE VOTING POWER                       0
BENEFICIALLY  |-----------------------------------------------------------------
 OWNED BY     | 8. |   SHARED VOTING POWER                     3,250,000
   EACH       |-----------------------------------------------------------------
 REPORTING    | 9. |   SOLE DISPOSITIVE POWER                  0
  PERSON      |-----------------------------------------------------------------
  WITH        | 10.|   SHARED DISPOSITIVE POWER                3,250,000
--------------------------------------------------------------------------------
| 11.  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |                                                               3,250,000
--------------------------------------------------------------------------------
| 12.  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
|      |  CERTAIN SHARES (SEE INSTRUCTIONS)                            [ ]
--------------------------------------------------------------------------------
| 13.  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        9.37%
--------------------------------------------------------------------------------
| 14.  |  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)            CO
--------------------------------------------------------------------------------

CUSIP NO. 284871 10 0                  13D                    PAGE 4 OF 14 PAGES
---------------------                  ---                         -    --


--------------------------------------------------------------------------------
|  1.  |  NAMES  OF  REPORTING  PERSONS
|      |  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
|      |  IES ELECTRONIC INDUSTRIES LTD., AN ISRAELI COMPANY.
--------------------------------------------------------------------------------
|  2.  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
|      |                                                                 (a) [X]
|      |                                                                 (b) [ ]
--------------------------------------------------------------------------------
|  3.  |  SEC  USE  ONLY
|      |
--------------------------------------------------------------------------------
|  4.  |  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)            OO
|      |
--------------------------------------------------------------------------------
|  5.  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
|      |  PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
|  6.  |  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION          RAMAT-GAN, ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF    |    |
  SHARES      | 7. |   SOLE VOTING POWER                       0
BENEFICIALLY  |-----------------------------------------------------------------
 OWNED BY     | 8. |   SHARED VOTING POWER                     3,250,000
   EACH       |-----------------------------------------------------------------
 REPORTING    | 9. |   SOLE DISPOSITIVE POWER                  0
  PERSON      |-----------------------------------------------------------------
  WITH        | 10.|   SHARED DISPOSITIVE POWER                3,250,000
--------------------------------------------------------------------------------
| 11.  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |                                                               3,250,000
--------------------------------------------------------------------------------
| 12.  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
|      |  CERTAIN SHARES (SEE INSTRUCTIONS)                            [ ]
--------------------------------------------------------------------------------
| 13.  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        9.37%
--------------------------------------------------------------------------------
| 14.  |  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)            CO
--------------------------------------------------------------------------------

CUSIP NO. 284871 10 0                  13D                    PAGE 5 OF 14 PAGES
---------------------                  ---                         -    --


ITEM  1.       SECURITY  AND  ISSUER.

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Electric Fuel Corporation, a Delaware corporation (the "Issuer") having its principal executive offices at 632 Broadway, Suite 301, New York, New York 10012.

ITEM  2.       IDENTITY  AND  BACKGROUND.

This Schedule 13D is being filed by and on behalf of IES Technologies Inc. (formerly IES Electronic Industries USA Inc.), a Delaware company ("IES USA"), IES Technologies Ltd. (formerly IES Interactive Training Ltd.), an Israeli limited liability company ("Interactive"), and IES Electronic Industries Ltd., an Israeli limited liability company (the "Parent"). IES USA, Interactive and the Parent are collectively referred to herein as the "Reporting Persons" and individually as a "Reporting Person."

IES USA is a company organized under the laws of the State of Delaware. Its principal business is interactive simulators for training law enforcement personnel in the use of firearms and the address of its principal business and office is 8250 East Park Meadows Drive Suite 110 Littleton, CO 80124. IES USA is a wholly owned subsidiary of Interactive. IES USA has directors, but does not have any officers. IES USA changed its name from IES Electronic Industries USA Inc. to IES Technologies Inc. On September 12, 2002.

Interactive is a limited liability company organized under the laws of Israel. Its principal business is interactive simulators for training law enforcement personnel in the use of firearms, and the address of its principal business and office is 32 Ben-Gurion Street, Ramat-Gan 52573, Israel. Interactive is a wholly owned subsidiary of the Parent. Interactive has directors, but does not have any officers. Interactive changed its name from IES Interactive Training Ltd. to IES Technologies Ltd. On September 18, 2002.

The  Parent  is  a limited liability company organized under the laws of Israel.
The Parent is a holding company with four principal lines of business. The Parent's first line of business is Interactive. The Parent's second line of business is IES Agencies (90.01% ownership) which represents foreign (primarily American and European) technology companies in Israel and sells their products to the Israeli technology industry. The Parent's third line of business is Semicom Lexis (32% ownership by IES Agencies), which is publicly traded on the Tel-Aviv Stock Exchange ("TASE") under the Bloomberg ticker SMCM IT and is a major importer of batteries and other durable goods to Israel. The Parent's fourth line of business is real estate, represented by a majority stake in the IES Building in Ramat-Gan, Israel. The Parent is publicly traded on the TASE under the Bloomberg ticker IES IT. The address of its principal business and office is 32 Ben-Gurion Street, Ramat-Gan 52573, Israel.

All executive officers, directors and/or controlling persons of IES USA, Interactive and the Parent are citizens of Israel, with the exception of Andrew
E. Berkman, a director at IES USA, who is a citizen of the United States of America. The name, business address and present principal occupation of each executive officer, director and/or controlling person of IES USA, Interactive and the Parent are set forth in Schedule A to this Schedule 13D.
                                       -----------

During the last five years, neither IES USA nor (to the knowledge of IES USA) any executive officer or director of IES USA has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

CUSIP NO. 284871 10 0                  13D                    PAGE 6 OF 14 PAGES
---------------------                  ---                         -    --


During the last five years, neither Interactive nor (to the knowledge of Interactive) any executive officer or director of Interactive has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

During the last five years, neither the Parent nor (to the knowledge of the Parent) any executive officer or director of the Parent has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

ITEM  3.       SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

This Schedule 13D relates to the Asset Purchase Agreement (the "Purchase Agreement") dated August 2, 2002, by and among the Issuer, Electric Fuel (E.F.L.) Ltd., a wholly-owned subsidiary of the Issuer, IES USA, Interactive, and the Parent. Pursuant to the terms of the Purchase Agreement, the Issuer acquired substantially all the assets, subject to substantially all the liabilities, of IES USA and Interactive in exchange for (i) $4,800,000 ($3,000,000 in cash and $1,800,000 in promissory notes) and (ii) the issuance to IES USA of a total of 3,250,000 shares (the "Shares") of Common Stock. Of the $1,800,000 in promissory notes, $400,000 is represented by a convertible promissory note (the "Note") assignable to the Parent and payable on or before June 30, 2004 (the "Maturity Date"). The Note is convertible, at the option of the holder, into Common Stock at a conversion rate of $2.00 per share during the 30 days prior to the Maturity Date (to the extent that the Note has not been prepaid prior to holder's exercise of its conversion right).

ITEM  4.       PURPOSE  OF  THE  TRANSACTION.

As stated in Item 3 above, the Shares and the Note were issued to IES USA as a portion of the consideration for the acquisition of all the assets, subject to substantially all the liabilities, of IES USA and Interactive.

Other than as described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.

ITEM  5.       INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a) The Reporting Persons, as a group, beneficially own 3,250,000 shares of Common Stock, which represents 9.37% of the outstanding Common Stock. This does not include the Note, which is convertible, at the option of the holder, into

CUSIP NO. 284871 10 0                  13D                    PAGE 7 OF 14 PAGES
---------------------                  ---                         -    --


Common Stock at a conversion rate of $2.00 per share during the 30 days prior to the Maturity Date (to the extent that the Note has not been prepaid prior to holder's exercise of its conversion right).

(b) The Reporting Persons have shared power to vote or direct the vote of the Shares.

(c) Within the past 60 days the following transactions were effected: The transactions described in Item 3, which are incorporated herein by reference.

(d)     Not  applicable.

(e)     Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As stated in Item 3 above, the Note is convertible, at the option of the holder, into Common Stock at a conversion rate of $2.00 per share during the 30 days prior to the Maturity Date (to the extent that the Note has not been prepaid prior to holder's exercise of its conversion right).

The Purchase Agreement provides in Section 5.13 thereto, that

     5.13.  Voting  Agreement.  IES  USA and Interactive shall enter into a
            -----------------
     voting agreement in respect of the Shares pursuant to which IES USA and Interactive will agree, for a period of the greater of five (5) years after August 2, 2002 or all times that IES USA and Interactive hold at least 500,000 shares of the Issuer, to vote the Shares in favor of: (i) Messrs. Yehuda Harats and Robert S. Ehrlich, and (ii) all proposals of management (except for proposals regarding the nomination of individuals other than Yehuda Harats or Robert S. Ehrlich to the Board of the Issuer) that relate to (i) operation or management of the business in the ordinary course and not against the interest of the Issuer, or (ii) acquisitions, financings, stock option plans or business development and not against the interest of the Issuer. IES USA, Interactive and the Parent further agree that such voting agreement will include a prohibition on the part of any individual who is an Affiliate of IES USA, Interactive or the Parent, from being proposed as a nominee to the Board of the Issuer other than with the agreement of both of Yehuda Harats and Robert S. Ehrlich.

To date, IES USA and Interactive have not entered into the voting agreement described above.

ITEM  7.       MATERIAL  TO  BE  FILED  AS  EXHIBITS.

1 Convertible Promissory Note of Electric Fuel Corporation in the principal amount of $400,000 dated August 2, 2002.

99.1  Joint  Filing  Agreement  dated  as  of  August 12, 2002.

CUSIP NO. 284871 10 0                  13D                    PAGE 8 OF 14 PAGES
---------------------                  ---                         -    --


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 17, 2002

                                       IES Technologies Inc.
                                       (formerly IES ELECTRONICS USA, INC.)



                                       /s/  Jonathan Teutsch
                                       ----------------------
                                       Jonathan Teutsch
                                       Director


                                       IES Technologies Ltd.
                                       (formerly IES INTERACTIVE TRAINING, LTD.)



                                       /s/  Miriam  Toledano
                                       ----------------------
                                       Miriam  Toledano
                                       Director


                                       IES ELECTRONIC INDUSTRIES, LTD.



                                       /s/ Haim Geyer
                                       ----------------------
                                       Haim Geyer
                                       Chairman

                                   SCHEDULE A

DIRECTORS OF IES TECHNOLOGIES INC. (FORMERLY IES ELECTRONICS USA INC.)

     The name, business address, title, present principal occupation or employment of each of the directors of IES Technologies Inc. (formerly IES Electronics USA Inc.) are set forth below. If no business address is given the director's business address is 32 Ben Gurion Street, Ramat Gan 52573, Israel. IES Technologies Inc. (formerly IES Electronic Industries Inc.) does not have any officers.

   NAME AND BUSINESS ADDRESS      PRESENT PRINCIPAL OCCUPATION
   -------------------------      ----------------------------

   Miriam Toledano                CFO and Interim General Manager,
                                  IES Electronic Industries Ltd.

   Jonathan Teutsch               Managing Director, Omega Partners Ltd.

   Andrew E. Berkman              Businessman


DIRECTORS OF IES TECHNOLOGIES LTD. (FORMERLY IES INTERACTIVE TRAINING LTD.)

     The name, business address, title, present principal occupation employment of each of the directors of IES Technologies Ltd. (formerly IES Interactive Training Ltd.) are set forth below. If no business address is given the director's business address is 32 Ben Gurion Street, Ramat Gan 52573, Israel. IES Technologies Ltd. (formerly IES Interactive Training Ltd.) does not have any officers.


NAME AND BUSINESS ADDRESS            PRESENT PRINCIPAL OCCUPATION
-------------------------            ----------------------------

Miriam Toledano                      CFO and Interim General Manager,
                                     IES Electronic Industries Ltd.

Jonathan Teutsch                     Managing Director, Omega Partners Ltd.


       EXECUTIVE OFFICERS AND DIRECTORS OF IES ELECTRONIC INDUSTRIES LTD.

     The name, business address, title, present principal occupation or employment of each of the executive officers and directors of IES Electronic Industries Ltd. are set forth below. If no business address is given the officer's or director's business address is 32 Ben Gurion Street, Ramat Gan 52573, Israel.

NAME AND BUSINESS ADDRESS  PRESENT PRINCIPAL OCCUPATION
-------------------------  ----------------------------

Miriam Toledano            CFO and Interim General Manager,
                           IES Electronic Industries Ltd.

Haim Geyer                 Chairman, IES Electronic Industries Ltd.
                           Chairman, Omega Partners Ltd.

Uri Lubrani                Director, IES Electronic Industries Ltd.
                           Director in non-related companies
                           Retired Senior Official - Government of Israel

Miri Kidron                Director, IES Electronic Industries Ltd.
                           Director, Omega Partners Ltd.
                           Clinical Research Associate, Quilities Ltd.

Orit Yefet                 Director, IES Electronic Industries Ltd.
                           Small Business Owner

Shimon Shapira             Director, IES Electronic Industries Ltd.
                           Managing Director, Maariv Internet Ltd.

The address of Uri Lubrani is: Shamgar 34, Tel-Aviv, Israel. The address of Miri Kidron is: Brodetsky 20, Tel Aviv, Israel. The address of Orit Yefet is: Ela 18, Rosh-Ha-Ayin, Israel.
The address of Shimon Shapira is: El-Al 19, Ramat-Efal, Israel.

The largest shareholder of IES Electronic Industries Ltd. Is Omega Partners Ltd., ("Omega") a publicly traded company on the Tel-Aviv Stock Exchange. Mr. Haim Geyer is the Chairman of Omega, and Mr. Jonathan Teutsch is the Managing Director of Omega.



                                    EXHIBIT INDEX


EXHIBIT NO.  DESCRIPTION OF EXHIBIT
-----------  ----------------------

     1       Convertible Promissory Note of Electric Fuel Corporation in the principal amount of $400,000 dated August 2, 2002.

   99.1      Joint Filing Agreement dated as of August 12, 2002.

                                                                       EXHIBIT 1


                  FORM OF CONVERTIBLE $400,000 PROMISSORY NOTE

                                                               Ramat-Gan, Israel
$400,000.00                                                       August 2, 2002

     FOR VALUE RECEIVED, Electric Fuel Corporation ("Maker"), 632 Broadway, Suite 301, New York, New York 10012, hereby promises to pay to the order of I.E.S. Interactive Training Ltd. ("Payee"), or registered assigns, at Payee's offices at IES Building, 32 Ben Gurion Street, Ramat Gan 52573, Israel, or at such other place as may be designated in writing by the Payee or any subsequent holder of this Note ("Holder"), the sum of Four Hundred Thousand Dollars ($400,000.00), without interest, on or before June 30, 2004.

     Maker may prepay this Note at any time and from time to time without premium or penalty.

     In the event that (i) Maker shall fail to pay any amount when the same shall become due and payable under this Note; or (ii) Maker shall make an assignment for the benefit of creditors or shall admit in writing its inability to pay its debts generally as they become due; or (iii) Maker shall petition or apply to any tribunal for the appointment of a trustee or receiver thereof, or of any substantial part of the assets thereof, or shall commence any proceedings under any bankruptcy, arrangement, insolvency, readjustment of debt, dissolution, reorganization or liquidation law of any jurisdiction, whether now or hereafter in effect; or (iv) any such petition or application shall be filed, or any such proceedings shall be commenced, against Maker, or any trustee or receiver shall be appointed of the whole or any substantial part of the assets thereof, or an order, judgment or decree shall be entered adjudicating Maker bankrupt or insolvent or approving the petition in any such proceedings, and such order, judgment or decree shall remain unstayed and in effect for more than 60 days; or (v) Maker shall transfer all or substantially all of its assets to a nonaffiliated person, entity or entities; or (vi) Maker shall be merged with and into a nonaffiliated entity or entities; then, and in any such event (an "Event of Default"), Holder may, after giving Maker notice and five business days in which to cure such Event of Default, declare this Note to be in Default (a "Default"), and the entire unpaid balance of this Note shall thereafter automatically become immediately due and payable without demand or notice, and the Holder may proceed to protect and enforce its rights by an action at law, suit in equity or other appropriate proceeding, in the sole discretion of Holder. Maker shall forthwith notify Holder, in writing, of the occurrence of any of the foregoing Events of Default.
Upon the occurrence of a Default, and in addition to any and all other rights and remedies that Holder may have in consequence thereof (including but not limited to the right to acceleration of payments hereunder), Maker will pay to Holder such further amounts as shall be sufficient to cover the costs and expenses of collection of this Note (including but not limited to reasonable attorneys' fees, expenses and disbursements). No course of dealing and no delay on the part of any Holder of this Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice any Holder's rights, powers and remedies. No right, power or remedy conferred hereby shall be exclusive of any other right, power or remedy referred to herein or hereafter available at law, in equity, by statute or otherwise.

     Maker shall not have any right to offset any payments due to Holder hereunder against any amounts claimed to be owed by Holder hereunder or otherwise, but shall continue to make all payments due to Holder hereunder, and shall submit any claims that it may have to Holder and, in the event Holder refuses to pay, to litigation.

     Maker hereby waives presentment and demand for payment, notice of nonpayment or dishonor, protest, notice of protest, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of payment of this Note.

     During the period between June 1, 2004 and June 30, 2004, inclusive (the "Conversion Period"), the then-remaining outstanding and unpaid principal amount of this Note may be converted by the Holder hereof, in whole or in part, into that number of shares of the Maker's common stock, par value $0.01 per share ("Common Stock"), as shall be obtained by dividing the principal amount hereof to be so converted by $2.00 (the "Conversion Price); provided, however, that if outstanding shares of the Maker's Common Stock shall be subdivided into a greater number of shares or a dividend or other distribution in Common Stock shall be paid in respect of Common Stock between June 30, 2002 and the Conversion Date (as hereinafter defined), the Conversion Price shall be proportionately reduced, and if outstanding shares of Common Stock shall be combined into a smaller number of shares between June 30, 2002 and the Conversion Date, the Conversion Price shall be proportionately increased.

     To convert this Note, the Holder shall give notice to the Maker as soon as practicable following the beginning of the Conversion Period and shall state therein the principal amount to be converted. Promptly thereafter, the Holder
(i) shall provide notice to the Maker of the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued and (ii) shall surrender the Note to be converted, at the office of the Maker, or at such other place designated by the Maker (the date of such surrender being referred to herein as the "Conversion Date"). Such conversion shall only occur, and shall be deemed to have been made, upon the Conversion Date. On or promptly after the Conversion Date and subject to the Maker having received the Note to be converted, the Maker shall issue and deliver to or upon the order of the Holder a certificate or certificates for the number of shares of Common Stock to which the Holder shall be entitled.

     Nothing contained in this Note shall be construed as conferring upon the Holder or any other person (prior to conversion into Common Stock pursuant to the terms hereof) the right to vote or to consent or to receive notice as a shareholder of the Maker.

     This Note shall be governed by and construed in accordance with the laws of the State of Israel without giving effect to the conflict of laws principles thereof. Any provision hereof which may prove unenforceable under any law shall not effect the validity of any other provisions hereof.

     IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Note as of the date and year first above written.

                                     ELECTRIC FUEL CORPORATION

                                     By:  /s/ Robert S. Ehrlich
                                          Robert S. Ehrlich
                                          Chairman and CFO


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